[Hodgson Russ LLP Logo]
                                                                ATTORNEYS

                               October 6, 2006

Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, DC 20549
Mail Stop 4561

Attn.: Tangela Richter,
       Branch Chief

            Re: American Dairy, Inc.
                Amendment No.2 to Registration Statement on Form S-1 Filed July 19, 2006
                File No. 333-128075
                Response Letter dated July 19, 2006
                Form 10-Q for the Fiscal Quarter Ended September 30, 2005 Filed November 14, 2005
                Form 10-K for the Fiscal Year ended December 31, 2005 Filed March 31, 2006
                Form 10-Q for the Fiscal Quarter Ended March 31, 2006 Filed May 15, 2006
                File No. 1-32473

Ladies and Gentlemen:

            We are in receipt of the comments of the Securities and Exchange Commission (the "Commission") to Amendment No. 2 to the Registration Statement on Form S-1 of American Dairy, Inc. (the "Company") by letter dated August 10, 2006 to Mr. Leng You-Bin, the Company's President, and have set forth below the Company's responses. The responses correspond to the numbered items in the Commission's letter. For your convenience, we have also inserted each of your comments above the corresponding response. For your convenience, we have also inserted each of your comments above the corresponding response. We are transmitting herewith Amendment No. 2 (the "Amendment") to the Registration Statement which reflects, where appropriate, the comments in your letter.

         60 East 42nd Street o New York, New York 10165 o telephone 212.661.3535
         o facsimile 212.972.1677  Albany o Boca Raton o Buffalo o New York City
                            o Palm Beach Gardens o Toronto o www.hodgsonruss.com

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                                                         [Hodgson Russ LLP Logo]
                                                                ATTORNEYS

Securities and Exchange Commission
October 6, 2006
Page 2 of 11


General

1.    Comment:

      In your next amendment, please provide updated interim financial information. Please also review your disclosure to provide information as of the latest practicable date, as required by Regulation S-K. For example, we note that on page 19 you provide the number of your employees as of March 1, 2006, on page 35 you state that as of March 31, 2006 no awards under the 2003 Incentive Stock Plan have been made, and on page 38 you provide your outstanding shares as of June 30, 2005.

      Response:

      The Company has updated the information and conformed the dates as requested.

2.    Comment:

      We note your response to our prior comment 3. Please add a risk factor that discloses the failure to hold an annual since April 2003 and any risks to the company as a result.

      Response:

      The Company has added the requested risk factor.

3.    Comment:

      We note your disclosure of the pending private placement under Rule 144A on pages 21 and 27. Please revise your disclosure to comply with the requirements of Rule 135(c), which provides guidance on public announcements of pending private placements.

      Response:

      The Company has revised the statement to indicate that it is considering various possible private sources of funding in ordinary private placements. The Company has decided to pursue such ordinary private funding rather than the Rule 144A offering which was originally planned.

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                                                                ATTORNEYS

Securities and Exchange Commission
October 6, 2006
Page 3 of 11


Prospectus Summary, page 5

4.    Comment:

      We note your response to our prior comment 4 in regard to the several awards received by the Company's products. Please provide more context in regard to the awards that have been received. For example, please state the criteria that must be met to receive these awards, how the awards are made, the number of other products that have received these awards and how frequently the awards they are granted yearly. Alternatively, please remove these statements form the registration statement.

      Response:

      The Company has removed the statements regarding the awards.

5.    Comment:

      We note you make reference to "a fitness craze among Chinese consumers as the middle class grows rapidly." Please provide a basis for this statement. Alternatively, please remove the statement from the registration statement.

      Response:

      The Company has deleted the "fitness craze" reference.

Risk Factors

"Our Planned Growth Could Diminish the Quality of Our Diary Products, page 9

6.    Comment:

      The risk you address under this heading appears to relate to an inadequate supply of milk, as opposed to diminished quality. Please revise the heading to match the risk discussed. If diminished quality is also a risk faced by the company, please discuss it in a separate risk factor.

      Response:

      The Company has revised the heading of the risk factor to clarify that it is a quality and sufficiency risk and has added some clarifying language to the body of the risk factor itself as well.

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                                                                ATTORNEYS

Securities and Exchange Commission
October 6, 2006
Page 4 of 11


Business

Sources of Milk, page 15

7.    Comment:

      We note your disclosure that you have numerous supply contracts with small dairy farmers. Discuss the nature and duration of such contracts.

      Response:

      The Company has replaced the work "contracts" with "arrangements" as these are not formal, written contracts.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 20

General

8.    Comment:

      We note your responses to our prior comments 11 and 14, and the language you have added under Liquidity and Capital Resources on page 27. You state that you have "sufficient cash to fund . . . .short-term operations with bank credit facilities available to cover any unforeseen shortfall ." Please state exactly how long you expect your cash to fund your short-term operations and disclose the amount of capital that the company will need to fund its expansion plans. Provide an estimate of the amount of income from operations that you will need and an estimate of the amount of additional financing that you will need. Further, breakdown how much of this financing is expect to come from bank facilities and how much is expected to come from private investors.

      Response:

      The Company has added the requested disclosure.

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                                                                ATTORNEYS

Securities and Exchange Commission
October 6, 2006
Page 5 of 11


Liquidity and Capital Resources, page 27

9.    Comment:

      We note your disclosure of the line of credit with the Construction Bank of China. The copy of the summary of the loan agreement that is filed as
      Exhibit 10.9 indicates that the term expired on June 20, 2006. Please advise. If this line of credit is effective, please refile the exhibit, making sure that all of the terms are complete within the summary, and add a discussion of its material terms to the prospectus.

      Response:

      The Company has updated that disclosure to indicate that the term was renewed for an additional year on substantially the same terms and has added the requested disclosure and is refiling the exhibit.

Selling Stockholders, page 31

10.   Comment:

      We reissue in part our prior comment 15. We note that you state that you have provided the name of the natural person with the power to vote or to dispose of the securities being registered for all entities holding in excess of one percent of the outstanding common stock. Please provide the requested information for all the entities listed on the Selling Shareholders table. Please also provide the first names for Messrs. Winfield and Kominos in footnotes 5 and 6.

      Response:

      The Company has added the information for the natural persons and added the first names as requested.

11.   Comment:

      We reissue in part our prior comment 16. We note the disclosure you added at the bottom of the selling shareholders table. However, please disclose the material relationship between any of the selling shareholders and the company over the past three years.

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                                                                ATTORNEYS

Securities and Exchange Commission
October 6, 2006
Page 6 of 11


      Response:

      The Company has added disclosure relating to its relationship with American Eastern Securities as well as the fact that Charles Hung, who is a principal of American Eastern, serves on the Company's board of directors.

12.   Comment:

      We reissue in part our prior comment 17. We note your statement that certain of the selling shareholders are representatives or affiliates of broker-dealers who acquired their shares in the ordinary course. Please identify these selling shareholders. Please disclose, if true, that at the time of such purchase they had no agreement or understandings, directly or indirectly with any party to distribute the securities.

      Response:

      The Company has added the requested disclosure.

Principal Stockholders, page 34

13.   Comment:

      We reissue our prior comment 18 in part. You state that you have included information on your principal shareholders as of December 31, 2005. Please provide this information as of the latest practicable date. In addition you have an asterisk for several shareholders under the "Amount and Percent of Outstanding Common Stock" column. Please provide an explanation of what this asterisk stands for.

      Response:

      The Company has updated the table accordingly and has clarified that the asterisk indicates less than 1% ownership.

Executive Compensation

Summary Compensation Table, page 35

14.   Comment:

      We reissue in part our prior comment 19. Please provide the information on Mr. Leng's restricted stock awards required by the Instructions to Item 402 (b)(2)(iv).

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                                                                ATTORNEYS

Securities and Exchange Commission
October 6, 2006
Page 7 of 11


Response:

      The Company has added the requested disclosure.

Certain Relationships and Related Transactions, page 36

15.   Comment:

      We note your response to our prior comment 22. We are unable to locate where in the prospectus you indicate that the amounts due to Mr. Leng were short-term advances he made to cover expenses. We also note at lest $858,000 has been owed to Mr. Leng since 2004, so it does not appear that the advance(s) can be characterized as short-term. Please disclose the types of expenses for which the advances were made.

      Response:

      The Company has added the missing language that the amounts were advances used to cover expenses. The amounts represent what is owed at a particular point in time, but the advances are ongoing. The debt is short-term in that it is due on demand. However, in order to accommodate the staff's concerns, the Company has omitted the words "short-term."


16.   Comment:

      We note your responses to our prior comment 23. Please identify the officers and directors to whom the loans were made as well as the dates on which all such loans were made. Describe the expenses for which the advances were made. Please also update the disclosure to indicate that these loans have been repaid. We may have further comment.

      Response:

17.   Comment:

      We note the consulting agreements that you describe that occurred in 2003. It appears that the two consulting agreement you describe, one with Danbury Properties and one with Mr. Gertino and other shareholders are actually the same transactions. Please advise. If they are the same transactions, please revise your disclosure to make this clear. Please also update your disclosure to indicate whether or not these relationships are still ongoing, or provide a date of termination.

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                                                                ATTORNEYS

Securities and Exchange Commission
October 6, 2006
Page 8 of 11


      Response:

18.   Comment:

      Please state whether the terms of the transactions with Mr. Leng were the same as would have been obtained from an unaffiliated party.

      Response:

      The Company has added the requested statement.

Description of Capital Stock

Common Stock, page 38

19.   Comment:

      We reissue prior comment 25. In the third paragraph of this section you state that directors are elected by majority vote. Please state the vote that is required for other corporate actions. Please see Item 202 (a)(1)
      (v) of Regulations S-K.

      Response:

      The Company has added a statement indicating that all decisions are made by majority vote.

Financial Statements

Consolidated Statements of Operations, page F-4

20.   Comment:

      It does not appear that you have compiled with prior comment number 28 in its entirety. We reissue that part of the comment referencing General and Administrative expenses for the year ended December 31, 2005.

      Response:

      The failure to comply was actually a typographical error. It will be corrected in an amended filing. General and administrative expenses for the year ended December 31, 2005 was $2,483,000. The correction was incorrectly made to "General and administrative expenses" for the three months ended March 31, 2005 which should have been $270,000 not $2,270,000. The current filing contains the June 30 numbers.


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                                                                ATTORNEYS

Securities and Exchange Commission
October 6, 2006
Page 9 of 11


Earnings per Share, page F-23

21.   Comment:

      We have considered your responses to prior comment numbers 37 and 38 and note that you "believe these transactions were properly reflected on the statement of stockholders' equity. We further note your statement that "Prior to May 7, 2003, the shares outstanding for purposes of competing earning per share were the 9,650,000 shares issued to American Flying Crane in connection with the recapitalization upon its acquisition by Lazarus Industries, Inc." Please note that we continue to believe that the beginning balance should also include the Lazarus Industries, Inc. shares prior to issuance of the shares in the recapitalization. Therefore, we do not concur with your earnings per share calculation as we believe the stockholders' equity is retroactively restated for the exchange of the equivalent shares, which includes the accounting shares plus the shares issued upon completion.

      Response:

      The Company has recomputed average shares outstanding assuming the 135,500 shares held by Lazarus Industries, Inc. shareholders were outstanding from January 1, 2003 rather than May 7, 2003. This increased the average shares outstanding by 47,000 to 10,583,000 or less than 1/2 of 1 percent. Earnings per share would have been unchanged by this change in shares outstanding. The Company and its auditors have indicated that they agree in principal with the staff's comments, but as the change would have no impact on earnings per share and is an immaterial impact on the consolidated financial statements they do not believe the discrepancy is significant enough for amending this filing and consequently the December 31, 2003 Form 10-KSB.

Information Not Required in Prospectus

Other Expenses of Issuance and Distribution, page 11-12

22.   Comment:

      Please complete the table of expenses for the legal fees, blue sky fees, and total expense.

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                                                                ATTORNEYS

Securities and Exchange Commission
October 6, 2006
Page 10 of 11


      Response:

Exhibits and Financial Statements Schedules, page II-6

23.   Comment:

      We note your response to our prior comment 39. We are unable to locate where you specifically list these exhibits on the exhibit index. Please list these exhibits on the exhibit index and file them with your next amendment, or provide a reference to the document from which they are incorporated by reference.

      Response:

      These exhibits are listed in the exhibit table and cross referenced in the footnotes. For your reference, the Stock Purchase Agreement is listed as
      Exhibit 10.8.


24.   Comment:

      We note that you have filed an opinion of counsel. Please obtain and submit a revised opinion that transfers to the total number of shares being registered for resale, since the opinion refers to 4,707,310 shares, but you are registering 5,562,105 shares.

Response:

      The Company is filing a revised opinion of Utah counsel with the Amendment.


Recent Sales of Unregistered Securities, page II-3

25.   Comment:

      Please identify the transactions in which each of the selling shareholders received the shares being registered for resale. Include the basis for your conclusion that an exemption form registration was available. Ensure that you disclose the value of any consideration received in exchange for such securities. Finally, please file as exhibits the documentation related to these private placements.

      Response:

      The Company has updated the Recent Sales section to add the requested disclosures and is filing the documentation relating to the private placements.

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                                                                ATTORNEYS

Securities and Exchange Commission
October 6, 2006
Page 11 of 11


Undertakings, II-7

26.   Comment:

      We note your response to our prior comment 41. Please provide the undertaking set forth in Item 512(a)(6), as this undertaking is required in offerings made under Rule 415.

      Response:

      The Company has added the requested undertaking.

Form 10-Q for the Fiscal Quarter ended September 30, 2005

Form 10-K for the Fiscal Year Ended December 31, 2005

Form 10-Q for the Fiscal Quarter Ended March 31, 2006

General

27. We note that you have not yet filed any amendments to these documents. As such, we reissue our prior comments 42-46.

Response:

      The Company is amending each of the referenced reports following the Amendment.

      Please do not hesitate to contact the undersigned with any questions or further comments.

                                        Very truly yours,


                                        /s/ Jeffrey A. Rinde
                                        ----------------------
                                        Jeffrey A. Rinde, Esq.
                                        Partner of the Firm

cc:   Jennifer Goeken
      Donna Levy, Esq.